Exhibit 99.2

Unaudited Condensed Consolidated Interim Financial Statements of

ISOENERGY LTD.

For the three months ended March 31, 2026 and 2025

ISOENERGY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, expressed in Canadian Dollars)

As at

	Note	March 31, 2026	December 31, 2025
ASSETS
Current
Cash and cash equivalents		$130,537,804	$62,906,168
Accounts receivable		665,588	546,794
Prepaid expenses		1,965,118	2,112,419
Marketable securities	7	52,024,575	53,451,555
		$185,193,085	$119,016,936
Non-Current
Property and equipment	8	16,013,395	15,813,164
Exploration and evaluation assets	9	289,997,926	279,091,819
Environmental bonds	10	3,113,053	3,036,362
TOTAL ASSETS		$494,317,459	$416,958,281

LIABILITIES
Current
Accounts payable and accrued liabilities		$1,770,320	$2,109,193
Convertible debentures	11	6,004,955	5,430,859
Current portion of lease liabilities		168,889	164,125
Flow-through share premium liabilities	12	2,909,206	4,695,312
		$10,853,370	$12,399,489
Non-Current
Long-term portion of lease liabilities		233,241	277,572
Asset retirement obligation	10	2,414,006	2,416,158
Deferred income tax liability	13	466,104	438,976
TOTAL LIABILITIES		$13,966,721	$15,532,195

EQUITY
Share capital	14	$544,860,868	$461,832,359
Share option and warrant reserve	14	39,063,357	37,289,167
Accumulated deficit		(105,174,420)	(103,671,645)
Accumulated other comprehensive income		1,600,933	5,976,205
TOTAL EQUITY		$480,350,738	$401,426,086

TOTAL LIABILITIES AND EQUITY		$494,317,459	$416,958,281

Nature of operations (Note 2)

Material accounting policies (Note 5)

Commitments (Note 12)

Subsequent events (Note 6f, 14)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 6, 2026

“Philip Williams”	“Peter Netupsky”
Philip Williams, CEO, Director	Peter Netupsky, Director

ISOENERGY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE (LOSS) INCOME

(Unaudited, expressed in Canadian Dollars)

For the three months ended March 31

	Note	2026	2025
General and administrative costs
Share-based compensation	14,15	$2,624,482	$1,945,839
Administrative salaries, contractor and director fees	15	858,797	795,314
Investor relations		368,255	220,956
Office and administrative	15	262,276	244,000
Professional and consultant fees		717,903	1,060,811
Travel		180,903	176,025
Public company costs		567,778	145,726
Total general and administrative costs		$(5,580,394)	$(4,588,671)
Interest income		789,414	310,297
Interest expense	10	(35,140)	(41,879)
Interest on convertible debentures	11	(137,187)	(262,550)
Fair value loss on convertible debentures	11	(573,612)	(288,582)
Gain on disposal of assets	6a,d,e	4,498,560	10,369,031
Foreign exchange gain		149,395	6,919
Other income		19,240	431,921
(Loss) income from operations		$(869,724)	$5,936,486
Deferred income tax expense	13	(633,051)	(830,871)
(Loss) income for the period		$(1,502,775)	$5,105,615

Other comprehensive (loss) income
Change in fair value of convertible debentures attributable to the change in credit risk	11	(484)	31,955
Change in fair value of marketable securities	7	(9,857,333)	(5,750,124)
Currency translation adjustment		4,171,658	23,846
Deferred tax recovery	13	1,310,887	776,630
Total other comprehensive loss		$(4,375,272)	$(4,917,693)
Total comprehensive (loss) income for the period		$(5,878,047)	$187,922

(Loss) income per common share
Basic		$(0.03)	$0.11
Diluted		$(0.03)	$0.10
Weighted average number of common shares outstanding
Basic		58,959,077	46,444,323
Diluted		58,959,077	47,715,490

The accompanying notes are an integral part of the condensed consolidated interim financial statements

ISOENERGY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited, expressed in Canadian Dollars)

	Note	Number of common shares	Share capital	Share option and warrant reserve	Accumulated deficit	Accumulated other comprehensive income	Total
Balance as at January 1, 2025		44,716,934	$362,941,599	$33,154,239	$(102,545,246)	$9,612,567	$303,163,159
Shares issued in financings	14	1,958,825	26,257,375	-	-	-	26,257,375
Share issue cost, net of tax	14	-	(1,515,084)	-	-	-	(1,515,084)
Premium on flow-through shares	12	-	(8,002,950)	-	-	-	(8,002,950)
Shares issued on the exercise of stock options	14	180,000	446,872	(169,672)	-	-	277,200
Shares issued on conversion of 2020 Debentures	11	1,221,818	13,928,728	-	-	-	13,928,728
Share-based payments	14	-	-	2,523,034	-	-	2,523,034
Income for the period		-	-	-	5,105,615	-	5,105,615
Other comprehensive loss for the period		-	-	-	-	(4,917,693)	(4,917,693)
Balance as at March 31, 2025		48,077,577	$394,056,540	$35,507,601	$(97,439,631)	$4,694,874	$336,819,384

Balance as at January 1, 2026		54,928,896	$461,832,359	$37,289,167	$(103,671,645)	$5,976,205	$401,426,086
Shares issued in financings	14	5,500,077	82,501,155	-	-	-	82,501,155
Share issue cost, net of tax	14	-	(2,941,450)	-	-	-	(2,941,450)
Shares issued on the exercise of stock options	14	174,959	3,468,804	(1,309,679)	-	-	2,159,125
Share-based payments	14,15	-	-	3,083,869	-	-	3,083,869
Loss for the period		-	-	-	(1,502,775)	-	(1,502,775)
Other comprehensive loss for the period		-	-	-	-	(4,375,272)	(4,375,272)
Balance as at March 31, 2026		60,603,932	$544,860,868	$39,063,357	$(105,174,420)	$1,600,933	$480,350,738

The accompanying notes are an integral part of the condensed consolidated interim financial statements

ISOENERGY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, expressed in Canadian Dollars)

For the three months ended March 31

	Note	2026	2025
Cash flows used in operating activities
(Loss) income for the period		$(1,502,775)	$5,105,615
Items not involving cash:
Share-based compensation	14	2,624,482	1,945,839
Deferred income tax expense	13	633,051	830,871
Interest on convertible debentures	11	137,187	262,550
Fair value loss on convertible debentures	11	573,612	288,582
Gain on disposal of assets	6a,d,e	(4,498,560)	(10,369,031)
Depreciation expense	8,18	67,485	69,771
Interest and accretion	10	35,140	41,879
Interest income on loan receivable	6b	-	(48,492)
Unrealized foreign exchange gain		(59,647)	(3,803)
Changes in non-cash working capital
Accounts receivable		(116,960)	7,229
Prepaid expenses		20,535	199,873
Accounts payable and accrued liabilities		(548,448)	(1,358,524)
		$(2,634,898)	$(3,027,641)

Cash flows used in investing activities
Additions to exploration and evaluation assets	9a, 18	$(6,427,655)	$(2,390,068)
Acquisition of exploration and evaluation assets	9a	(8,276)	(2,630)
Additions to property and equipment	8	(12,658)	(264,309)
Purchases of marketable securities, net of proceeds from disposition	7	(3,931,793)	-
Loan received, including interest	6b	-	6,168,995
		$(10,380,382)	$3,511,988

Cash flows from financing activities
Shares issued	14	$82,501,155	$26,257,375
Share issuance cost	14	(4,022,591)	(2,075,457)
Shares issued for option exercise	14	2,159,125	277,200
Interest payment on debentures	11	-	(27,539)
Lease liability payments		(49,494)	(39,000)
		$80,588,195	$24,392,579
Effects of exchange rate changes on cash		58,721	3,695
Change in cash and cash equivalents		$67,631,636	$24,880,621
Cash and cash equivalents, beginning of period		62,906,168	21,294,663
Cash and cash equivalents, end of period		$130,537,804	$46,175,284

Cash and cash equivalents is comprised of:
Cash		$68,027,585	$31,147,955
Short-term cash deposits		62,510,219	15,027,329
Cash and cash equivalents		$130,537,804	$46,175,284

Supplemental disclosure with respect to cash flows (Note 18)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

1.	REPORTING ENTITY

IsoEnergy Ltd. (“IsoEnergy”, or the “Company”) is engaged in the acquisition, exploration and development of uranium properties in Canada, the United States of America and Australia. The Company’s registered and records office is located at 217 Queen Street West, Unit 401, Toronto, Ontario M5V 0R2. The Company exists under the Business Corporations Act (Ontario). The Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “ISO”. The Company’s common shares began trading on the New York Stock Exchange American LLC (“NYSE-A”) on May 5, 2025 under the symbol “ISOU”.

The Company primarily holds its mineral interests directly or indirectly through the following wholly owned subsidiaries:

•	Consolidated Uranium Inc. (“Consolidated Uranium”) (Ontario, Canada)

•	ICU Australia Pty Ltd. (Australia)

•	Management X Pty Ltd. (Australia)

•	CUR Australia Pty Ltd. (Australia)

•	12942534 Canada Ltd. (Canada)

•	Virginia Uranium Inc. (Virginia, United States)

•	CUR Sage Plain Uranium, LLC (Utah, United States)

•	CUR Henry Mountains Uranium, LLC (Utah, United States)

•	White Canyon Uranium, LLC (Utah, United States)

•	2596190 Alberta Ltd. (Alberta, Canada)

As of March 31, 2026, NexGen Energy Ltd (“NexGen”) holds 29.9% of IsoEnergy’s outstanding common shares.

2.	NATURE OF OPERATIONS

As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at March 31, 2026, the Company had accumulated losses of $105,174,420 and adjusted working capital of $183,253,876 (adjusted working capital is defined as current assets less current liabilities, excluding flow-though share premium liabilities and debenture liabilities). The Company depends on external financing for its operational expenses.

The business of exploring for and mining of minerals involves a high degree of risk. As an exploration company, IsoEnergy is subject to risks and challenges similar to companies at a comparable stage. These risks include, but are not limited to, negative operating cash flow and dependence on third party financing; the uncertainty of additional financing; the Company’s limited operating history; the lack of known mineral reserves; the influence of a large shareholder; alternate sources of energy and uranium prices; aboriginal title and consultation issues; risks related to exploration activities generally; reliance upon key management and other personnel; title to properties; uninsurable risks; conflicts of interest; permits and licenses; environmental and other regulatory requirements; political regulatory risks; competition; and the volatility of share prices.

These Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2026 and 2025 (the “Interim Financial Statements”) have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

The underlying value of IsoEnergy’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral resources or reserves and is subject to, but not limited to, the risks and challenges identified above.

3.	BASIS OF PRESENTATION

Statement of Compliance

The Interim Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. They do not include all of the information required by IFRS for annual financial statements and should be read in conjunction with the audited consolidated annual financial statements as at and for the year ended December 31, 2025.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

3.	BASIS OF PRESENTATION (continued)

Basis of Presentation

The Interim Financial Statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value. In addition, the Interim Financial Statements have been prepared using the accrual basis of accounting except for cash flow information. All monetary amounts expressed in the Interim Financial Statements are referenced as Canadian dollar amounts (“$”), unless otherwise noted. Monetary amounts expressed in US dollars and Australian dollars are referenced as (“US$”) and (“AUD$”), respectively. The Interim Financial Statements are presented in Canadian dollars, which is the functional currency of the Company’s Canadian subsidiaries. The functional currency for the Company’s subsidiaries in the United States is US dollars. The functional currency for the Company’s subsidiaries in Australia is Australian dollars.

The Interim Financial Statements of the Company consolidate the accounts of the Company and its subsidiaries. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation. The Company holds a 50% interest in an unincorporated joint venture with Purepoint Uranium Group Inc. (“Purepoint Uranium”), comprising of a portfolio of exploration and evaluation assets located in Saskatchewan, Canada (the “Purepoint Joint Venture”). The Purepoint Joint Venture is governed by a formal joint venture agreement (the “Joint Venture Agreement”) and not through any other separate legal vehicle or entity. The Company accounts for the Purepoint Joint Venture as a joint operation and has proportionately consolidated its share of assets, liabilities, incomes and expenses.

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases.

4.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Information about significant areas of judgement and estimation uncertainty considered by management in preparing the financial statements are set out in Note 4 to the consolidated annual financial statements for the year ended December 31, 2025 and have been consistently followed in preparation of the Interim Financial Statements.

5.	MATERIAL ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in the consolidated annual financial statements for the year ended December 31, 2025 and have been consistently followed in the preparation of the Interim Financial Statements.

The following standard has been issued and is effective:

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

In May 2024, the International Accounting Standard Board (“IASB”) issued 'Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)'. The amendments clarify the date of recognition and derecognition of some financial assets and financial liabilities, with a new exception that permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date. The amendments apply for annual reporting periods beginning on or after January 1, 2026, and are applied retrospectively. There were no changes to the Interim Financial Statements from adopting these amendments.

The following standard has been issued and is not yet effective:

IFRS 18 – Presentation and Disclosure in Financial Statements

The IASB has issued IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”), which replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new requirements for the presentation of financial performance, including revised categories in the statements of loss, enhanced disclosures on management-defined performance measures, and greater consistency in financial statement presentation. The standard is effective for annual reporting periods beginning on or after January 1, 2027 and applies retrospectively, with early adoption permitted.

The Company has not early adopted IFRS 18 and continues to evaluate the impact of the forthcoming standard in preparing the Interim Financial Statements.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

6.	TRANSACTIONS

(a)	Sale of Argentina assets

On July 19, 2024, the Company completed the sale of all of its shares in a previously wholly held subsidiary, which held all the Company’s assets in Argentina which primarily included the Laguna Salada project and the Huemul project, to a third-party buyer, Jaguar Uranium Corp. (“Jaguar Uranium”).

Consideration received from the sale primarily included:

•	US$10.0 million of common shares of Jaguar Uranium, being 2,000,000 shares at a price of US$5.00 per share. Should Jaguar Uranium complete a public listing or a concurrent financing at less than the price of US$5.00 per share, the Company is entitled to additional common shares (“Top Up Shares”) of Jaguar Uranium such that the total common shares held maintains a value of US$10.0 million, with the amount of Top Up Shares issued limited to a minimum price of US$4.00 per share. Should Jaguar Uranium not complete a public listing or not complete a concurrent financing within 12 months of the closing date, the Company is entitled to additional common shares of Jaguar Uranium (the “Additional Jaguar Uranium Shares”).

•	Net Smelter Returns (“NSR”) royalty of 2% on all production from the Laguna Salada project (“Laguna Salada NSR”). Jaguar Uranium retains a buy-back option for 1% of the Laguna Salada NSR, exercisable for 7 years at a price of US$2.5 million.

•	NSR royalty of 1% on all production from the Huemul project (“Huemul NSR”). The Company retained a buy-back option on an existing royalty agreement on the Huemul project (“Huemul Buy-back Option”).

During the three months ended March 31, 2026, Jaguar Uranium completed a public listing and a concurrent financing at a price of US$4.00 per share. As a result, the Company was issued and received the Additional Jaguar Uranium Shares and the Top Up Shares, for total of 1,000,000 common shares of Jaguar Uranium received with a fair value of $4,498,560 (US$3,300,000), which was recorded as a gain on sale of assets.

(b)	Terminated transaction with Anfield Energy Inc.

On October 1, 2024, the Company and Anfield Energy Inc. (“Anfield Energy”) entered into a definitive agreement (the “Arrangement Agreement”), pursuant to which IsoEnergy would acquire all of the issued and outstanding common shares of Anfield Energy by way of a court-approved plan of arrangement (the “AEC Arrangement”). In connection with the AEC Arrangement, IsoEnergy provided a bridge loan in the form of a promissory note of approximately $6.0 million to Anfield Energy, with an interest rate of 15% per annum and a maturity date of April 1, 2025 (the “Bridge Loan”). The Bridge Loan was issued for purposes of satisfying working capital and other obligations of Anfield Energy through to the closing of the proposed transaction. IsoEnergy also provided an indemnity for up to US$3.0 million in principal with respect to certain of Anfield Energy’s property obligations (the “Indemnity”).

The Arrangement Agreement provided that either party could unilaterally terminate the Arrangement Agreement if all conditions precedent had not been satisfied by December 31, 2024. Anfield Energy terminated the Arrangement Agreement on January 14, 2025. Anfield Energy repaid the full amount due under the Bridge Loan of $6,168,995, including accrued interest, on January 21, 2025. The Company received a full and final release from the Indemnity on March 3, 2025.

(c)	Joint Venture Agreement: Put Option exercise

The Company initially held a 60% interest and Purepoint Uranium initially held a 40% interest in the Purepoint Joint Venture. The Joint Venture Agreement included an option to adjust the interests to 50% for each party through the exercise of mutually exclusive put and call options, such that the Company had an option to sell (the “Put Option”) and Purepoint Uranium had an option to acquire (the “Call Option”) 10% of IsoEnergy’s initial interest in exchange for 4,000,000 common shares of Purepoint Uranium. The Company exercised its Put Option on January 14, 2025 and the interests in the Purepoint Joint Venture for both the Company and Purepoint Uranium were adjusted to 50%. After the exercise of the put option, the Company’s carrying amount in the Purepoint Joint Venture was reduced by $1,060,000, based on the closing share price of Purepoint Uranium on the exercise date. Through the Joint Venture Agreement, the Company held a further option to purchase an additional 1% interest in the Purepoint Joint Venture from Purepoint Uranium in exchange for $2.0 million (the “Additional Option”). The Additional Option expired on February 28, 2026.

The ownership interests of each party are subject to standard dilution if either party fails to contribute to approved programs or expenditures of the Joint Venture Properties. If either party’s interest is reduced to 10% or less, then that party will relinquish its entire interest in the Purepoint Joint Venture in exchange for a 2% NSR royalty on the Joint Venture Properties. The remaining party can purchase 1% of the NSR royalty for $2.0 million.

Purepoint Uranium acts as the operator of the Joint Venture Properties in the exploration phase. Once the Joint Venture Properties advance to the pre-development stage, the Company will assume the role of operator.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

6.	TRANSACTIONS (continued)

(d)	Sale of Mountain Lake property

On February 14, 2025, the Company completed an asset purchase agreement with Future Fuels Inc. (“Future Fuels”) pursuant to which the Company sold all its right, title and interest in the Mountain Lake property located in Nunavut.

The Company received the following as consideration on the sale:

•	$8,625,000 of common shares of Future Fuels, being 12,500,000 shares at a fair value of $0.69 per share based on the closing share price of Future Fuels on the sale closing date.

•	2% NSR royalty payable on all production from Mountain Lake, of which 1% can be repurchased by Future Fuels for $1,000,000 (the “Mountain Lake NSR”).

•	1% NSR royalty on all uranium production from Future Fuels’ properties in Nunavut other than Mountain Lake (the “Nunavut NSR”).

•	An additional 2,500,000 common shares of Future Fuels (the “Deferred Future Fuels Shares”), issuable on the earliest date practicable such that it will not result in the Company owning or controlling more than 19.99% of the outstanding common shares of Future Fuels. The Company received the Deferred Future Fuels Shares on October 3, 2025, valued at $2,250,000 based on the closing share price of Future Fuels on that date.

The Company recognized $1,936,944 in royalty assets for the Mountain Lake NSR and Nunavut NSR as a current asset, based on its fair value. The Company initiated negotiations and eventually agreed to the sale of the Mountain Lake NSR and Nunavut NSR, to an unrelated third-party buyer, shortly after closing the sale with Future Fuels (Note 6e).

The gain on sale of the Mountain Lake property is as follows:

Common shares received	$8,625,000
Deferred Future Fuels Shares received	2,250,000
Royalty assets received	1,936,944
Disposal costs incurred	(41,903)
Net proceeds	$12,770,041

Exploration and evaluation assets (Note 9b)	151,010
Net assets sold	$151,010

Gain on sale of Mountain Lake property	$12,619,031

(e)	Sale of Royalty Assets

On May 15, 2025, the Company, along with its wholly owned subsidiary, Consolidated Uranium, completed a royalty purchase agreement with Royal Uranium Inc. (“Royal Uranium”) pursuant to which the Company agreed to sell certain of its royalty assets, which includes the Laguna Salada NSR, Huemul NSR, Huemul Buy-back Option, Mountain Lake NSR, and Nunavut NSR (all together, the “Royalty Assets”). Consideration received from the sale of the Royalty Assets was $2,800,000 of common shares of Royal Uranium, being 8,000,000 shares at a price of $0.35 per share. The royalty purchase agreement assigned consideration of $1,936,944 to the Mountain Lake NSR and Nunavut NSR and $863,056 to the Laguna Salada NSR, Huemul NSR and Huemul Buy-back Option.

The Company and Royal Uranium entered into an investor rights agreement, providing the Company with the right to nominate one director to the Royal Uranium board of directors and to participate in future equity financings of Royal Uranium to maintain its pro rata share ownership.

The gain on sale of the Royalty Assets is as follows:

Common shares received	$2,800,000
Disposal costs incurred	(42,662)
Net proceeds	$2,757,338

Royalty assets (Note 6d)	1,936,944
Net assets sold	$1,936,944

Gain on sale of Royalty Assets	$820,394

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

6.	TRANSACTIONS (continued)

(f)	Proposed acquisition of Toro Energy Limited

On October 12, 2025, the Company and Toro Energy Limited (“Toro Energy”) entered into a scheme implementation deed (the “SID”) pursuant to which IsoEnergy, through one of its wholly owned subsidiaries, will acquire all of the issued and outstanding ordinary shares of Toro Energy (the “Toro Energy Shares”) by way of a scheme of arrangement under Australia’s Corporations Act 2001 (Cth) (the “Toro Scheme”). Toro Energy is an Australian Securities Exchange (“ASX”) listed company that owns 100% of the Wiluna uranium project in Western Australia, Australia, as well as other exploration stage uranium properties in Australia.

Under the terms of the SID, shareholders of Toro Energy (the “Toro Energy Shareholders”) will receive 0.036 of a common share of IsoEnergy for each Toro Energy Share. Completion of the Toro Scheme is subject to various conditions, including but not limited to: approval of Toro Energy Shareholders; court approval; applicable regulatory approvals, including approval of the ASX, TSX, and NYSE American; and an independent expert concluding and continuing to conclude that the Toro Scheme is in the best interests of Toro Energy Shareholders.

The SID includes customary representations and warranties for a transaction of this nature, as well as notification obligations and a matching right regime in the event any superior proposal is received by Toro Energy. The SID also provides for customary deal-protection measures, including a break fee of approximately AUD$700,000, payable by either IsoEnergy or Toro Energy in certain circumstances.

Following the completion of the Toro Scheme, the IsoEnergy Shares will continue to trade on the TSX and NYSE-A and the Toro Energy Shares will be delisted from the ASX. The Company retained an investment bank to advise on the Toro Scheme and provide a fairness opinion to the Company’s Board of Directors, for which the investment bank is entitled to a fixed fee customary for this type of transaction, no part of which is contingent upon the opinion being favourable or upon completion the Toro Scheme or any alternative transaction. The Company has also agreed to pay an additional fee for the investment bank’s advisory services in connection with the Toro Scheme, which is contingent on its successful completion.

Toro Energy Shareholders will be asked to approve the Toro Scheme at a shareholder meeting (the “Toro Energy Shareholders Meeting”). The Toro Scheme is expected to close after the Toro Energy Shareholders Meeting, which is expected to take place in the first half of 2026. Costs incurred as of March 31, 2026 in respect of the Toro Scheme of $828,735 are included in prepaid expenses.

Subsequent to March 31, 2026, IsoEnergy agreed to provide an unsecured bridge loan of up to AUD$2,000,000 million to Toro Energy (the “Loan Agreement”), with an interest rate of 10% per annum up to and including June 30, 2026, increasing to 15% per annum thereafter. The Loan Agreement has a maturity date of December 31, 2026, or earlier under certain circumstances. The principal amount and accrued interest on the Loan Agreement can be prepaid by Toro Energy, in its sole discretion, prior to the maturity date. Drawdowns pursuant to the Loan Agreement will be utilized for working capital and to satisfy other obligations of Toro Energy through to the closing of the SID. On May 6, 2026, Toro Energy drew down AUD$750,000 under the Loan Agreement.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

7.	MARKETABLE SECURITES

The carrying value of marketable securities is based on the estimated fair value of the common shares and warrants, determined using published closing share prices and the Black-Scholes option pricing model, respectively, or other available information if published share prices are not available. Fair value measurement of common shares held in publicly traded companies are Level 1 and common shares of privately held companies are Level 3 (Note 16). A reconciliation of marketable securities is summarized below:

	Common Shares (Level 1)	Common Shares (Level 3)	Warrants	Total
Balance, January 1, 2025	$16,251,596	$14,388,400	$541,071	$31,181,067
Purchased during the period	1,329,332	650,100	690,992	2,670,424
Common shares of Purepoint Uranium received from exercise of put option (Note 6c)	1,060,000	-	-	1,060,000
Common shares of Future Fuels received from sale of Mountain Lake (Note 6d)	10,875,000	-	-	10,875,000
Common shares of Royal Uranium received from sale of Royalty Assets (Note 6e)	-	2,800,000	-	2,800,000
Common shares and warrants of Premier American Uranium Inc. in exchange for IsoEnergy common shares (Note 14)	1,118,111	-	102,889	1,221,000
Change in fair value recorded in other comprehensive income	2,085,773	522,800	1,035,491	3,644,064
Balance, December 31, 2025	$32,719,812	$18,361,300	$2,370,443	$53,451,555
Purchased during the period, net of disposals	3,382,113	340,100	209,580	3,931,793
Common shares of Jaguar Uranium received (Note 6a)	4,498,560	-	-	4,498,560
Transfers of common shares from Level 3 to Level 1 (Note 16)	11,309,200	(11,309,200)	-	-
Change in fair value recorded in other comprehensive income	(4,208,273)	(5,209,971)	(439,089)	(9,857,333)
Balance, March 31, 2026	$47,701,412	$2,182,229	$2,140,934	$52,024,575

The following weighted average assumptions were used to estimate the fair value of warrants held:

	March 31, 2026	December 31, 2025
Expected stock price volatility	109.68%	116.60%
Expected life of warrants (years)	1.4	1.5
Risk free interest rate	2.79%	2.55%
Expected dividend yield	0.00%	0.00%
Share price	$0.57	$0.55
Exercise price	$1.11	$1.10
Fair value per warrant	$0.18	$0.21

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

8.	PROPERTY AND EQUIPMENT

The following is a summary of the carrying values of property and equipment:

	Land and buildings	Vehicles and equipment	Right-of- use assets	Leasehold improvements	Furniture	Total
Cost
Balance, January 1, 2025	$13,302,762	$2,627,296	$497,263	$125,848	$42,479	$16,595,648
Additions	-	361,834	168,673	79,681	49,165	659,353
Foreign exchange movement	(576,397)	(161,720)	-	-	-	(738,117)
Balance, December 31, 2025	$12,726,365	$2,827,410	$665,936	$205,529	$91,644	$16,516,884
Additions	-	12,658	-	-	-	12,658
Foreign exchange movement	212,078	60,979	-	-	-	273,057
Balance, March 31, 2026	$12,938,443	$2,901,047	$665,936	$205,529	$91,644	$16,802,599

Accumulated depreciation
Balance, January 1, 2025	$-	$191,785	$130,290	$33,083	$8,188	$363,346
Depreciation	-	123,420	149,891	47,431	19,632	340,374
Balance, December 31, 2025	$-	$315,205	$280,181	$80,514	$27,820	$703,720
Depreciation	-	29,984	38,878	11,714	4,908	85,484
Balance, March 31, 2026	$-	$345,189	$319,059	$92,228	$32,728	$789,204

Net book value:
Balance, December 31, 2025	$12,726,365	$2,512,205	$385,755	$125,015	$63,824	$15,813,164
Balance, March 31, 2026	$12,938,443	$2,555,858	$346,877	$113,301	$58,916	$16,013,395

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

9.	EXPLORATION AND EVALUATION ASSETS

The following is a summary of the carrying value of the acquisition costs and expenditures on the Company’s exploration and evaluation assets.

	Note	March 31, 2026	December 31, 2025
Acquisition costs:
Acquisition costs, opening		$191,191,932	$197,635,680
Additions	9a	8,276	163,790
Asset retirement obligation change in estimate	10	(94,610)	349,848
Disposals and impairment of assets	9b	-	(1,229,454)
Foreign exchange movement		3,563,226	(5,727,932)
Acquisition costs, closing		$194,668,824	$191,191,932

Exploration and evaluation costs:
Exploration costs, opening		$87,899,887	$64,655,418
Additions:
Drilling		2,565,102	8,218,902
Studies and mine site management		1,272,651	1,649,857
Labour and wages		964,575	3,233,709
Camp costs		752,683	2,291,809
Share-based compensation	14	459,387	1,380,593
Community relations		146,489	541,625
Geological and geophysical		144,602	3,748,110
Geochemistry and assays		131,678	465,322
Claim holding costs and advance royalties		120,413	1,067,093
Travel		119,326	550,968
Health, safety and environmental		112,520	367,764
Net extension of claim payments (refunds)		74,125	(71,408)
Other		308,548	948,566
Foreign exchange movement		257,116	(231,071)
Total exploration and evaluation in the period		$7,429,215	$24,161,839
Disposals and impairment of assets	9b	-	(917,370)
Exploration and evaluation, closing		$95,329,102	$87,899,887
Total costs, closing		$289,997,926	$279,091,819

All claims are subject to minimum expenditure commitments.  The Company expects to incur the minimum expenditures to maintain the claims, other than for the Bulyea River property (Note 9b).

Included in exploration and evaluation assets as at March 31, 2026, is $7,633,891 (2025: $6,362,483) related to the Purepoint Joint Venture. The Company’s share of costs incurred for the Purepoint Joint Venture included in exploration and evaluation costs during the three months ended March 31, 2026 was $1,271,408 (2025: $1,062,483). The Company included advances to the Purepoint Joint Venture, net of exploration and evaluation costs incurred, of $79,625 in prepaid expenses as at March 31, 2026 (2025: $351,033).

(a)	Additions

In the three months ended March 31, 2026, the Company spent $8,276 to stake several property extensions to its Larocque East, East Rim, and Hawk properties in the Athabasca Basin.

In the year ended December 31, 2025, the Company elected to issue 16,666 common shares with a value of $161,160 to complete the 1st anniversary payment to retain its 100% interest in the Bulyea River property. In addition, the Company spent $2,630 to stake claims adjacent to its Tony M mine.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

9.	EXPLORATION AND EVALUATION ASSETS (continued)

(b)	Disposals and impairment

In the year ended December 31, 2025, the Company derecognized $1,060,000 of exploration and evaluation assets as a result of exercising the put option in the Joint Venture Agreement (Note 6c) and derecognized $151,010 of exploration and evaluation assets on completion of the sale of the Mountain Lake property in Nunavut (Note 6d). The Company expects to no longer continue exploration work at the Bulyea River property (Note 12) and recorded an impairment loss of $935,814 as a result.

10.	ENVIRONMENTAL BONDS AND ASSET RETIREMENT OBLIGATIONS

Environmental bonds have been posted with regulatory authorities in Utah, Unites States and Queensland, Australia to secure asset retirement obligations, as well as the reclamation related to recently reclaimed and future exploration work. During the year ended December 31, 2025, the Company posted a AUD$352,066 bond after an updated rehabilitation cost estimate was approved by the regulatory authority for the Ben Lomond property in Queensland, Australia and posted a US$63,400 bond for the exploration program commencing at the Flatiron property in Utah, United States.

	March 31, 2026	December 31, 2025
Opening balance, start of period	$3,036,362	$2,725,220
Environmental bonds posted	-	412,663
Foreign exchange movement	76,691	(101,521)
Balance, end of period	$3,113,053	$3,036,362

The Company has recognized a provision for environmental rehabilitation in respect of the Tony M, Daneros and Rim mineral properties in Utah, United States and the Ben Lomond property in Queensland, Australia. The provision is based on the applicable regulatory body’s estimates of projected reclamation costs.

	March 31, 2026	December 31, 2025
Opening balance, start of period	$2,416,158	$2,026,975
Accretion	25,213	97,176
Change in estimates	(94,610)	349,848
Foreign exchange movement	67,245	(57,841)
Balance, end of period	$2,414,006	$2,416,158

The estimated undiscounted amount of the asset retirement obligations as at March 31, 2026 is $2,493,605 (December 31, 2025: $2,427,892). The expected timing of cash flows in respect of each provision is based on the estimated start of reclamation activities. The asset retirement obligations are estimated based on inflation rates of 2.90% - 3.40% in the United States and 3.70% in Australia (December 31, 2025: 2.90% - 3.40% and 5.10%, respectively) and discount rates of 3.93% - 4.20% in the United States and 4.76% in Australia (December 31, 2025: 3.93% - 4.20% and 4.52%, respectively).

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

11.	CONVERTIBLE DEBENTURES

2020 Debentures

On August 18, 2020, IsoEnergy entered into an agreement with Queen’s Road Capital Investment Ltd. (“QRC”) for a US$6 million private placement of unsecured convertible debentures (the “2020 Debentures”). The 2020 Debentures carried a coupon (“Interest”) of 8.5% per annum, of which 6% was payable in cash and 2.5% payable in common shares of the Company, over a 5-year term. The principal amount of the 2020 Debentures (converted into Canadian dollars) was convertible into common shares of the Company at QRC’s option at a conversion price (the “Conversion Price”) of $3.52 per share, up to a maximum (the “Maximum Conversion Shares”) of 2,301,577 common shares. The Company received gross proceeds of $7,902,000 (US$6,000,000) on issuance of the 2020 Debentures.

On January 19, 2025, QRC elected to convert US$3,000,000 of the principal of the 2020 Debentures for 1,221,818 common shares of the Company (Note 14). Fair value of $13,928,728 of the principal converted was derecognized, which was determined based on the closing share price of the Company on the date of conversion. Interest of $27,539 owed on the US$3,000,000 principal from January 1, 2025 to the date of the conversion was settled in cash.

On August 1, 2025, QRC elected to convert the remaining principal amount of the 2020 Debentures of US$3,000,000 for 1,195,250 common shares of the Company (Note 14). Fair value of $10,194,879 of the remaining principal converted was derecognized, which was determined based on the closing share price of the Company on the date of conversion. Interest of $30,357 owed on the US$3,000,000 remaining principal from July 1, 2025 to the date of conversion was settled in cash. A loss of $167,938 was recorded on the settlement of the remaining principal amount of the 2020 Debentures, being the difference between the remaining fair value derecognized and the fair value of the common shares issued, including the Maximum Conversion Shares and the common shares issued to settle the Exchange Rate Fee (as defined below).

In the three months ended March 31, 2025, the Company incurred interest expense of $119,032 on the 2020 Debentures.

2022 Debentures

On December 6, 2022, IsoEnergy entered into an agreement with QRC for a US$4 million private placement of unsecured convertible debentures (the “2022 Debentures” and together with the 2020 Debentures, the “Debentures”). The 2022 Debentures carry Interest at 10% per annum, of which 7.5% is payable in cash and 2.5% payable in common shares of the Company, over a 5-year term. The principal amount of the 2022 Debentures (converted into Canadian dollars) is convertible into common shares of the Company at the holder’s option at a Conversion Price of $17.32 per share, up to 366,070 Maximum Conversion Shares. The Company received gross proceeds of $5,459,600 (US$4,000,000) on issuance of the 2022 Debentures.

In the three months ended March 31, 2026, the Company incurred interest expense of $137,187 (2025: $143,518) on the 2022 Debentures.

The Company is entitled, at any time the 20-day VWAP of the Company’s shares listed on the TSX exceeds 130% of the applicable Conversion Price, to redeem the 2022 Debentures at par plus accrued and unpaid Interest.

Upon completion of a change of control (which also requires in the case of the holders’ right to redeem the 2022 Debentures, a change in the Chief Executive Officer of the Company), the holders of the 2022 Debentures or the Company may require the Company to purchase or the holders to redeem, as the case may be, any outstanding 2022 Debentures in cash at 115% of the principal amount, plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board of Directors, the Company may require the holders of the 2022 Debentures to convert the 2022 Debentures into common shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is payable in cash.

General terms of the Debentures

Interest is payable semi-annually on June 30 and December 31, and common shares of the Company issued as partial payment of Interest are, subject to TSX approval, issuable at a price equal to the 20-day volume-weighted average trading price (“VWAP”) of the Company’s common shares on the TSX on the twenty days prior to the date such Interest is due.

On the conversion of any portion of the principal amount of the Debentures, if the number of common shares to be issued on such conversion, taking into account all common shares issued in respect of all prior conversions of such Debentures, would result in the common shares to be issued exceeding the Maximum Conversion Shares for such Debentures, on conversion QRC shall be entitled to receive a payment (an “Exchange Rate Fee”) equal to the number of common shares that are not issued as a result of exceeding the Maximum Conversion Shares, multiplied by the 20-day VWAP. IsoEnergy can elect to pay any such Exchange Rate Fee in cash or, subject to the TSX approval, in common shares of the Company.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

11.	CONVERTIBLE DEBENTURES (continued)

The Company revalues the Debentures to fair value at the end of each reporting period with the change in the period related to credit risk recorded in Other Comprehensive Income or Loss (“OCI”) and other changes in fair value in the period recorded in the income or loss for the period.

Three months ended March 31, 2026	2022 Debentures
Fair value, start of period	$5,430,859
Change in fair value in the period included in profit and loss	573,612
Change in fair value in the period included in OCI	484
Fair value, end of period	$6,004,955

Year ended December 31, 2025	2022 Debentures	2020 Debentures	Total
Fair value, start of period	$4,870,701	$25,408,605	$30,279,306
Conversion of 2020 Debentures	-	(24,123,607)	(24,123,607)
Change in fair value in the period included in profit and loss	575,341	(1,284,998)	(709,657)
Change in fair value in the period included in OCI	(15,183)	-	(15,183)
Fair value, end of period	$5,430,859	$-	$5,430,859

The following relevant assumptions were used to estimate the fair value of the Debentures:

	2022 Debentures		2020 Debentures[1]
	March 31, 2026	December 31, 2025	December 31, 2025
Expected stock price volatility	68.00%	60.00%	-
Expected life (years)	1.7	1.9	-
Risk free interest rate	2.66%	2.46%	-
Expected dividend yield	0.00%	0.00%	-
Credit spread	23.11%	23.12%	-
Underlying share price of the Company	$14.74	$12.49	$8.67
Conversion price	$17.32	$17.32	$3.52
Exchange rate ($:US$)	1.3959	1.3711	1.3797

Note 1: The discount on the 2020 Debentures is assumed to be 0% as it is assumed that the 2020 Debentures can be converted immediately and the shares received on conversion can be sold at fair market value. The assumptions listed as at December 31, 2025, represent assumptions as of August 1, 2025, which was the date of the conversion of the remaining 2020 Debentures.

12.	COMMITMENTS

The Company’s undiscounted commitments and contractual obligations at March 31, 2026 include:

	Less than 1 year	1 to 3 years	Over 4 years	Total
Accounts payable and accrued liabilities	$1,770,320	$-	$-	$1,770,320
2022 Debentures	6,004,955	-	-	6,004,955
Flow-through share premium liabilities	2,909,206	-	-	2,909,206
Purepoint Joint Venture advances	2,000,000	-	-	2,000,000
Lease liabilities	198,753	210,280	42,753	451,786
Asset retirement obligations	-	-	2,493,605	2,493,605
	$12,883,234	$210,280	$2,536,358	$15,629,872

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

12.	COMMITMENTS (continued)

Flow-through funding commitments

The Company has raised funds through the issuance of flow-through shares. Based on Canadian tax law, the Company is required to spend this amount on eligible exploration expenditures by December 31 of the year following the year in which the shares were issued.

The premium received for a flow-through share, which is the price received for the share in excess of the market price of the share, is recorded as a flow-through share premium liability. This liability is subsequently reduced when the required exploration expenditures are made, on a pro rata basis, and accordingly, a recovery of flow-through premium is then recorded as a reduction in the deferred tax expense to the extent that deferred income tax assets are available.

The Company issued flow-through shares on February 9, 2024 for gross proceeds of $23,000,000 and subsequently incurred $23,000,000 in eligible exploration expenditures in the period up to December 31, 2025, fulfilling the Company’s obligation to spend the funds raised on eligible exploration expenditures. As the commitment is fully satisfied, the remaining balance of the flow-through share premium liability was derecognized in 2025.

The Company issued flow-through shares on February 28, 2025 for gross proceeds of $20,007,375 (Note 14) and has incurred $12,734,361 in eligible exploration expenditures up to March 31, 2026. As of March 31, 2026, the Company is obligated to spend $7,273,014 on eligible exploration expenditures by December 31, 2026.

The flow-through share premium liability is comprised of:

	March 31, 2026	December 31, 2025
Balance, opening	$4,695,312	$1,355,210
Liability incurred on flow-through shares issued	-	8,002,950
Settlement of flow-through share liabilities on expenditures	(1,786,106)	(4,662,848)
Balance, closing	$2,909,206	$4,695,312

Contingent payment obligations

The Company has an obligation to make a contingent payment of $500,000 related to the acquisition of the West Newcastle Range, Teddy Mountain and Ardmore East projects, if either of the following milestones are met by 2030:

•	a National Instrument 43-101 compliant mineral resource estimate for the West Newcastle Range and Teddy Mountain projects is prepared where the mineral resource estimate is greater than or equal to 6.0 million pounds of U₃O₈; or

•	with respect to the Ardmore East project the mineral resources estimate is greater than or equal to 6.0 million pounds of U₃O₈ equivalent.

Royalties

In addition to applicable federal, provincial/state and municipal property taxes, duties and advance royalties, the Company’s exploration and evaluation properties are subject to certain royalties, which may or may not be payable in the future, depending on whether revenue is derived from the claims or leases to which these royalties are applicable.

Contractual arrangements

The purchase agreement for the Bulyea River property, which closed on June 28, 2024, includes a provision for the return of the Bulyea River property to Critical Path Minerals Corp. (“Critical Path Minerals”), if the Company does not or chooses to not make the following payments to Critical Path Minerals by the following dates:

•	On or before the 2nd anniversary of the closing date of sale: $300,000 in cash or common shares or a combination thereof, at the election of the Company; and

•	On or before the 3rd anniversary of the closing date of sale: $350,000 in cash or common shares or a combination thereof, at the election of the Company.

The Company also agreed to:

•	Incur minimum expenditures of $2,000,000 within 36 months of the closing date of sale; and

•	Within 30 days after a published technical report containing a current mineral resource estimate for the Bulyea River property, pay Critical Path Minerals $1,000,000 in cash or common shares or a combination thereof, at the election of the Company.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

13.	INCOME TAXES

Deferred income tax recovery for the three months ended March 31 comprises:

	2026	2025
Deferred income tax expense related to operations	$(2,419,157)	$(1,340,305)
Settlement of flow-through share liability on expenditures	1,786,106	509,434
Deferred income tax expense	$(633,051)	$(830,871)

In the three months ended March 31, 2026, the Company recognized a deferred tax recovery of $1,310,887 (2025: $776,630) related to the change in the fair value of the marketable securities recorded in OCI. In the three months ended March 31, 2026, the Company incurred $4,465,264 (2025: $3,159,178) of eligible exploration expenditures in respect of its flow-through funding commitments. Share issue costs presented in the statements of changes in equity in the three months ended March 31, 2026, are net of a deferred tax impact of $1,081,141 (2025: $560,373).

14.	SHARE CAPITAL

Authorized Capital - Unlimited number of common shares with no par value.

Issued

On March 20, 2025, the Company completed a consolidation of its issued and outstanding common shares on the basis of one new post-consolidation common share for every four existing pre-consolidation common shares. No fractional common shares were issued and any fractional shares were rounded down to the nearest whole common share.

For the three months ended March 31, 2026:

(a)	During the three months ended March 31, 2026, the Company issued 174,959 common shares on the exercise of stock options for proceeds of $2,159,125. As a result of the exercises, $1,309,679 was reclassified from reserves to share capital.

(b)	On January 27, 2026, the Company issued 3,833,410 common shares at a price of $15.00 per share to a syndicate of underwriters, for gross proceeds of $57,501,150 in a bought deal financing. Share issuance cost was $2,941,450, net of tax of $1,081,141. Concurrently, the Company issued 1,666,667 common shares to NexGen at a price of $15.00 per share for gross proceeds of $25,000,005 in a private placement.

For the year ended December 31, 2025:

(a)	During the year ended December 31, 2025, the Company issued:

•	2,417,068 common shares to QRC in respect of the full conversion of the US$6,000,000 principal of the 2020 Debentures (Note 11).

•	550,975 common shares on the exercise of stock options for proceeds of $3,229,736. As a result of the exercises, $3,272,577 was reclassified from reserves to share capital.

•	29,167 common shares on the exercise of RSUs. As a result of the exercises, $322,004 was reclassified from reserves to share capital.

•	17,761 common shares to QRC to settle $188,732 of interest expense on the Debentures (Note 11).

•	16,666 common shares to Critical Path Minerals with a fair value of $161,160 to retain its 100% interest in the Bulyea River property (Note 9a).

•	100,000 common shares were issued for the purchase of 2,135,760 common shares and 2,708,627 common share purchase warrants of Premier American Uranium Inc. (“Premier American Uranium”) (Note 7).

(b)	On February 28, 2025, the Company issued 1,333,825 flow-through common shares at a price of $15.00 per share for gross proceeds of $20,007,375. Share issuance cost was $1,515,084, net of tax of $560,373. Concurrently, the Company issued 625,000 common shares to NexGen at a price of $10.00 per share for gross proceeds of $6,250,000 as part of a private placement.

(c)	On June 24, 2025, the Company issued 5,121,500 common shares at a price of $10.00 per share for gross proceeds of $51,215,000 in a bought deal financing. Share issuance cost was $1,750,335, net of tax of $647,385.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

14.	SHARE CAPITAL (continued)

Stock Options

Pursuant to the Company’s Omnibus Long-Term Incentive Plan (“Omnibus Plan”), directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

Stock option transactions and the number of stock options outstanding on the dates set forth below are summarized as follows:

	Number of options	Weighted average exercise price per share
Outstanding January 1, 2025	3,882,448	$13.20
Granted	1,258,250	10.58
Expired	(63,669)	15.03
Forfeited	(51,501)	12.39
Exercised	(550,975)	5.86
Outstanding December 31, 2025	4,474,553	$13.35
Granted	706,375	13.78
Expired	(20,953)	13.55
Exercised	(174,959)	12.34
Outstanding, March 31, 2026	4,985,016	$13.45
Number of options exercisable	3,672,020	$14.02

As at March 31, 2026, the Company has stock options outstanding and exercisable as follows:

Range of exercise prices	Number of options	Weighted average exercise price	Number of options exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
$9.78 - $10.44	964,833	$9.94	475,251	$10.11	3.9
$10.45 - $12.64	1,368,582	12.04	1,016,084	11.98	3.0
$12.65 - $15.24	1,313,234	13.78	842,318	13.77	3.3
$15.25 - $16.52	1,027,608	16.27	1,027,608	16.27	1.7
$16.53 - $20.40	310,759	19.85	310,759	19.85	0.8
	4,985,016	$13.45	3,672,020	$14.02	2.8

The majority of options granted vest 1/3 on the grant date and 1/3 each year thereafter. Replacement options issued to Consolidated Uranium option holders in 2023 were all vested on the date of issuance.

The Company uses the Black-Scholes option pricing model to calculate the fair value of granted stock options. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect fair value estimates.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

14.	SHARE CAPITAL (continued)

Stock Options (continued)

The following weighted average assumptions were used to estimate the grant date fair values:

	March 31, 2026	December 31, 2025
Expected stock price volatility	52.71%	58.05%
Expected life of options (years)	5.0	5.0
Risk free interest rate	2.96%	3.05%
Expected dividend yield	0.00%	0.00%
Weighted average exercise price	$13.78	$10.58
Weighted average fair value per option granted	$6.69	$5.55

Share-based compensation related to the vesting of stock options for the three months ended March 31 are as follows:

	2026	2025
Expensed to the statement of income and comprehensive (loss) income	$2,434,074	$1,826,026
Capitalized to exploration and evaluation assets	427,652	557,227
	$2,861,726	$2,383,253

Restricted Share Units

Pursuant to the Company’s Omnibus Plan, the directors may, from time to time, authorize the issuance of Restricted Share Units (a “RSU” or RSUs”) to directors, officers, employees and consultants of the Company. Each RSU, once vested, is exercised and a common share is issued for zero consideration to the participant.

RSUs issued and outstanding on the dates set forth below are summarized as follows:

	Number of RSUs	Weighted average grant date fair value
Outstanding January 1, 2025	87,500	$11.04
Granted	87,500	11.83
Exercised	(29,167)	11.04
Outstanding December 31, 2025	145,833	$11.51
Outstanding March 31, 2026	145,833	$11.51

Share-based compensation related to the vesting of RSUs for the three months ended March 31 are as follows:

	2026	2025
Expensed to the statement of income and comprehensive (loss) income	$190,408	$119,813
Capitalized to exploration and evaluation assets	31,735	19,968
	$222,143	$139,781

At-The-Market Equity Program

Subsequent to March 31, 2026, the Company established an at-the-market equity program (the “ATM Program”) which allows the Company to issue up to $50.0 million of common shares from treasury from time to time at prevailing market prices. The volume and timing of distributions under the ATM Program, if any, will be determined at the Company’s sole discretion, subject to applicable securities regulations. The ATM Program is in effect until May 31, 2028.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

15.	RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT PERSONNEL COMPENSATION

NexGen is a related party of the Company due to its ownership in the Company and the overlapping members of the Board of Directors between NexGen and the Company. The Company’s key management personnel and directors are related parties. Premier American Uranium is a related party due to an overlap in key management personnel.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and senior officers.

Remuneration attributed to key management personnel is summarized as follows.

Three months ended March 31, 2026	Short term compensation	Share-based compensation	Total
Expensed to the statement of income and comprehensive (loss) income	$497,280	$2,171,311	$2,668,591
Capitalized to exploration and evaluation assets	64,687	144,291	208,978
	$561,967	$2,315,602	$2,877,569

Three months ended March 31, 2025	Short term compensation	Share-based compensation	Total
Expensed to the statement of income and comprehensive (loss) income	$434,963	$1,659,994	$2,094,957
Capitalized to exploration and evaluation assets	64,323	130,262	194,585
	$499,286	$1,790,256	$2,289,542

As of March 31, 2026:

•	$19,318 (December 31, 2025: $5,908) was included in accounts payable and accrued liabilities owing to related parties and directors and officers; and

•	$12,945 (December 31, 2025: $nil) was included in accounts receivable owing by related parties.

During the three months ended March 31, 2026, the Company:

•	reimbursed NexGen $nil (2025: $5,540) for use of NexGen’s office space; and

•	received $32,420 (2025: $nil) from Premier American Uranium primarily as reimbursement for salaries.

Concurrent with the flow through financing on February 28, 2025, NexGen subscribed to 625,000 common shares of the Company in a private placement. NexGen participated in the bought deal financing on June 24, 2025, and bought 1,200,000 common shares. Concurrent with the bought deal financing on January 27, 2026, NexGen subscribed to 1,666,667 common shares of the Company in a private placement (Note 14).

16.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities, and convertible debentures.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 – inputs for the asset or liability that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or liquidity.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

16.	FINANCIAL INSTRUMENTS (continued)

Fair Value Measurement (continued)

The 2022 Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss, except for the change in fair value that is attributable to change in credit risk, which is presented in other comprehensive income (loss) (Note 11). The 2022 Debentures are classified as Level 2.

Marketable securities are re-measured at fair value at each reporting date with any change in fair value recognized in other comprehensive income (loss) (Note 7). The common shares included in marketable securities are Level 1, except for the common shares of privately held marketable securities, which are Level 3 and their fair value is primarily based on the price of their most recent share issuances. The warrants included in marketable securities are Level 2.

During the three months ended March 31, 2026, Jaguar Uranium and Verdera Energy Corp. completed public listings. As a result, the Company transferred its common shares held in these entities from Level 3 to Level 1 (Note 7). The fair value transferred is measured at the share price at the time of the public listing of each entity.

Financial instrument risk exposure

As at March 31, 2026, the Company’s financial instrument risk exposure and the impact thereof on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at March 31, 2026, the Company has cash and cash equivalents on deposit with large banks in Canada, the United States, and Australia. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents is held at a Canadian financial institution. Management believes the risk of loss to be remote.

The Company’s accounts receivable mostly consists of input tax credits receivable from the Governments of Canada and Australia and amounts receivable from related parties. Accordingly, the Company does not believe it is subject to significant credit risk.

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet its obligations under financial instruments. The Company manages liquidity risk by maintaining sufficient cash balances that are accessible on deposit or on short-term notice. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. As at March 31, 2026, the Company had an adjusted working capital balance of $183,253,876 (adjusted working capital is defined as current assets less current liabilities, excluding flow-though share premium liabilities and debenture liabilities), including cash and cash equivalents of $130,537,804.

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows from a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash and cash equivalent balances as of March 31, 2026. The interest on the 2022 Debentures is fixed and not subject to market fluctuations.

(ii)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact of movements in individual equity prices or general movements in the level of the stock market on the Company’s financial performance. Commodity price risk is defined as the potential adverse impact of commodity price movements and volatilities on financial performance and economic value. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the commodity prices of uranium, individual equity movements, and the stock market. The Company holds marketable securities which are subject to equity price risk.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

16.	FINANCIAL INSTRUMENTS (continued)

Financial instrument risk exposure (continued)

(iii)	Foreign Currency Risk

The Company enters into transactions denominated in foreign currencies from time-to-time and in addition to Canada, the Company operates in the United States and Australia, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the Company’s functional currency. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial instruments subject to foreign currency risk include US dollar and Australian dollar denominated cash, US dollar and Australian dollar accounts receivable, US dollar and Australian dollar marketable securities, US dollar and Australian dollar accounts payable and accrued liabilities, and the 2022 Debentures. The Company maintains Canadian, US and Australian dollar bank accounts.

The Company is exposed to foreign exchange risk on its US dollar denominated cash, accounts payable and accrued liabilities, accounts receivable, marketable securities and 2022 Debentures. At its maturity date, the principal amount of the 2022 Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all cash interest payments due under the 2022 Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the 2022 Debentures more costly to repay.

A 5% change in the Canadian/US dollar exchange rate can result in a net increase or decrease in the Company’s US dollar denominated financial instruments of $675,540 that would flow through the consolidated statement of income and comprehensive (loss) income.

The Company is exposed to foreign exchange risk on its Australian dollar denominated cash, accounts receivable, marketable securities, and accounts payable and accrued liabilities. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/Australian dollar exchange rate that may impact on its operating results.

A 5% change in the Canadian/Australian dollar exchange rate can result in a net increase or decrease in the Company’s Australian dollar denominated financial instruments by $241,327 that would flow through consolidated statement of income and comprehensive (loss) income.

17.	SEGMENT INFORMATION

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management in assessing performance and in determining the allocation of resources. The Company has one operating segment, being the acquisition, exploration and development of uranium properties.

Geographically, the Company’s non-current assets are identified by country, being Canada, the United States, and Australia, with the corporate office in Canada. Geographic disclosure is as follows.

As at March 31, 2026	Canada	United States	Australia	Total
Current assets	$183,929,660	$807,671	$455,754	$185,193,085
Property and equipment	610,437	15,402,958	-	16,013,395
Exploration and evaluation assets	117,119,827	144,281,920	28,596,179	289,997,926
Other non-current assets	-	2,333,570	779,483	3,113,053
Total assets	$301,659,924	$162,826,119	$29,831,416	$494,317,459
Total liabilities	$11,111,173	$2,088,111	$767,437	$13,966,721

As at December 31, 2025	Canada	United States	Australia	Total
Current assets	$117,888,743	$721,059	$407,134	$119,016,936
Property and equipment	680,859	15,132,305	-	15,813,164
Exploration and evaluation assets	112,337,763	139,495,657	27,258,399	279,091,819
Other non-current assets	-	2,292,210	744,152	3,036,362
Total assets	$230,907,365	$157,641,231	$28,409,685	$416,958,281
Total liabilities	$12,713,435	$2,020,014	$798,746	$15,532,195

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

18.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There was no cash paid for income tax in the three months ended March 31, 2026 and 2025.

Non-cash transactions in the three months ended March 31, 2026 and 2025 included:

(a)	A non-cash transaction of $459,387 (2025: $577,195) related to share-based payments was included in exploration and evaluation assets (Note 14).

(b)	Additions to exploration and evaluation assets are presented net of a non-cash increase in accounts payable of $122,206 (2025: $1,632,0051) and depreciation of $17,999 (2025: $7,329) directly related to exploration and evaluation assets (Note 9). Acquisitions of exploration and evaluation assets are presented net of a non-cash decrease to asset retirement obligations of $94,610 (2025: $nil).

(c)	In the three months ended March 31, 2025, the Company issued 1,221,818 common shares to QRC with a fair value of $13,928,728 following the conversion of US$3 million principal of the 2020 Debentures (Note 11).

(d)	In the three months ended March 31, 2025, the Company received $1,060,000 of common shares of Purepoint Uranium in exchange for 10% of the Company’s interest in the Purepoint Joint Venture, with no gain or loss recorded on the exercise of the Put Option (Note 6c).

(e)	In the three months ended March 31, 2025, additions to property and equipment are presented net of a non-cash increase in right-of-use assets of $165,176 (Note 8).